SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR
15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2011

GILAT SATELLITE NETWORKS LTD.
 (Name of Registrant)

21 YEGIA KAPAYIM, KIRYAT ARYE, PETAH TIKVAH, ISRAEL
(Address of Principal Executive Office)

INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL
REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.

FORM 20-F ☒   FORM 40-F ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(1): ☐

INDICATE BY CHECK MARK IF THE REGISTRANT IS SUBMITTING THE FORM 6-K IN
PAPER AS PERMITTED BY REGULATION S-T RULE 101(B)(7): ☐

INDICATE BY CHECK MARK WHETHER BY FURNISHING THE INFORMATION CONTAINED IN
THIS FORM, THE REGISTRANT IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
COMMISSION PURSUANT TO RULE 12G3-2(B) UNDER THE SECURITIES EXCHANGE ACT OF 1934.

YES ☒   NO ☐

IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE
REGISTRANT IN CONNECTION WITH RULE 12G3-2(B): 82-____________

THIS FORM 6-K IS BEING INCORPORATED BY REFERENCE INTO THE REGISTRANT'S FORM F-3
REGISTRATION STATEMENT FILE NOS. 333-174142 and 333-160683 AND FORM S-8 REGISTRATION
STATEMENTS FILE NOS. 333- 158476, 333-96630, 333-132649, 333-123410, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988.

GILAT SATELLITE NETWORKS LTD.

Attached hereto is Registrant’s Condensed Interim Consolidated Financial Statements as of June 30, 2011 and Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2011.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated September 27, 2011	By:	/s/ Joann R. Blasberg
Joann R. Blasberg
Corporate Secretary

6-K Items

1.	Condensed Interim Consolidated Financial Statements of Gilat Satellite Networks Ltd. and its subsidiaries as of June 30, 2011.

2.	Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2011.

ITEM 1

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Equity	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 – F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 – F-24

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2011	December 31, 2010
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$46,114	$57,238
Short-term restricted cash	4,489	3,839
Restricted cash held by trustees	-	1,004
Trade receivables, net	53,086	51,994
Inventories	29,679	29,612
Other current assets	27,475	22,973

Total current assets	160,843	166,660

LONG-TERM INVESTMENTS AND RECEIVABLES:
Severance pay funds	10,960	10,572
Long-term restricted cash	2,110	4,583
Long-term trade receivables, receivables in respect of capital leases and other receivables	19,030	6,538

Total long-term investments and receivables	32,100	21,693

PROPERTY AND EQUIPMENT, NET	100,973	103,490

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	54,143	57,453

GOODWILL	107,536	106,082

Total assets	$455,595	$455,378

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2011	December 31, 2010
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$1,854	$2,129
Current maturities of long-term loans and convertible subordinated notes	5,456	2,186
Trade payables	18,082	18,267
Accrued expenses	24,289	24,591
Short-term advances from customers held by trustees	-	1,004
Other current liabilities	40,119	39,675

Total current liabilities	89,800	87,852

LONG-TERM LIABILITIES:
Long-term loans, net	41,204	45,202
Accrued severance pay	10,774	10,579
Accrued interest related to restructured debt	288	575
Convertible subordinated notes	14,374	14,379
Other long-term liabilities	32,737	32,678

Total long-term liabilities	99,377	103,413

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value: Authorized - 60,000,000 shares as of June 30, 2011 and December 31, 2010; Issued and outstanding - 40,940,212 and 40,697,831 shares as of June 30, 2011 and December 31, 2010, respectively	1,869	1,855
Additional paid-in capital	866,145	865,080
Accumulated other comprehensive income	621	774
Accumulated deficit	(602,217)	(603,596)

Total equity	266,418	264,113

Total liabilities and equity	$455,595	$455,378

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2011	2010
	Unaudited	Unaudited
Revenue:
Products	$98,808	$52,554
Services	62,927	56,349

Total revenue	161,735	108,903

Cost of revenue:
Products	55,016	27,640
Services	48,239	44,773

Total cost of revenue	103,255	72,413

Gross profit	58,480	36,490
Operating expenses:
Research and development costs, net	15,991	7,987
Selling and marketing expenses	23,199	15,963
General and administrative expenses	18,100	13,893
Costs related to acquisition transactions	256	-

Operating income (loss)	934	(1,353)

Financial income (expenses), net	(737)	10
Other income	1,826	-

Income (loss) before taxes on income	2,023	(1,343)
Taxes on income (tax benefit)	644	(652)

Net income (loss)	$1,379	$(691)

Net income (loss) per share:
Basic	$0.03	$(0.02)
Diluted	$0.03	$(0.02)

Weighted average number of shares used in computing net income (loss) per share:
Basic	40,807,338	40,356,235
Diluted	42,113,951	40,356,235

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollars in thousands (except share data)

	Number of Ordinary shares (in thousands)	Share capital	Additional paid-in capital	Accumulated other comprehensive income ***)	Accumulated deficit	Total comprehensive income (loss)****)	Total shareholders' equity

Balance as of January 1, 2010	40,273	$1,832	$863,337	$1,341	$(634,215)		$232,295

Issuance of restricted share units	422	23	-	-	-		23
Stock-based compensation related to employee stock options	-	-	1,726	-	-		1,726
Conversion of convertible subordinated notes	**) -	*) -	1	-	-		1
Exercise of stock options	3	*) -	16	-	-		16
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(151)	-	$(151)	(151)
Unrealized gain on forward contracts, net	-	-	-	613	-	613	613
Realized gain on forward contracts, net	-	-	-	(1,029)	-	(1,029)	(1,029)
Net income	-	-	-	-	30,619	30,619	30,619
Total comprehensive income						$30,052
Balance as of December 31, 2010	40,698	1,855	865,080	774	(603,596)		264,113

Issuance of restricted share units	242	14	-	-	-		14
Stock-based compensation related to employee stock options	-	-	1,056	-	-		1,056
Conversion of convertible subordinated notes	**) -	*) -	9	-	-		9
Exercise of stock options	-	-	-	-	-		-
Comprehensive income:
Foreign currency translation adjustments	-	-	-	(256)	-	$(256)	(256)
Unrealized gain on forward contracts, net	-	-	-	(389)	-	(389)	(389)
Realized gain on forward contracts, net	-	-	-	492	-	492	492
Net income	-	-	-	-	1,379	1,379	1,379
Total comprehensive income						$1,226
Balance as of June 30, 2011 (unaudited)	40,940	$1,869	$866,145	$621	$(602,217)		$266,418

*)	Represents an amount of less than one thousand dollars.

**)	Represents an amount lower than 1 thousand shares.

***)
Represents adjustments in respect of foreign currency translation and unrealized gain (loss) on forward contracts, net. The balance of accumulated other comprehensive income as of June 30, 2011 and December 31, 2010 included foreign currency translation adjustments in the amount of $ 518 and $ 774, respectively and unrealized gain (loss) on forward contracts, net, in the amount of $ 103 and $ 0.

****)	Total comprehensive loss for the six months ended June 30, 2010 amounted to $ 1,309

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited

Cash flows from operating activities:

Net income (loss)	$1,379	$(691)
Adjustments required to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	12,369	6,218
Stock based compensation	1,056	734
Accrued severance pay, net	(193)	241
Accrued interest and exchange rate differences on short and long-term restricted cash, net	(28)	19
Accrued interest and exchange rate differences on marketable securities and short term bank deposits, net	-	110
Exchange rate differences on long-term loans	522	(915)
Exchange rate differences on loans to employees	-	1
Capital loss from disposal of property and equipment	69	245
Deferred income taxes	370	6
Decrease in trade receivables, net	19	1,602
Increase in other assets (including short-term, long-term and deferred charges)	(18,923)	(2,143)
Increase in inventories	(986)	(871)
Increase (decrease) in trade payables	(424)	92
Decrease in accrued expenses	(1,022)	(626)
Increase (decrease) in advances from customer, held by trustees, net	(1,004)	4,532
Decrease in other accounts payable and other long-term liabilities	(1,562)	(274)

Net cash provided by (used in) operating activities	(8,358)	8,280

Cash flows from investing activities:

Purchase of property and equipment	(3,892)	(3,725)
Investment in bank deposits	-	(30,693)
Proceeds from bank deposits	-	39,877
Purchase of available-for-sale marketable securities	-	(4,804)
Loans to employees	(11)	1
Investment in restricted cash held by trustees	-	(11,110)
Proceeds from restricted cash held by trustees	1,016	6,555
Investment in restricted cash (including long-term)	(12,142)	(421)
Proceeds from restricted cash (including long-term)	14,091	1,332
Proceeds from working capital adjustment to subsidiary purchase price	1,465	-
Acquisition of subsidiary, net of cash acquired (a)	(1,867)	-
Purchase of intangible asset	(21)	-

Net cash used in investing activities	$(1,361)	$(2,988)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited

Cash flows from financing activities:

Issuance of restricted stock units	$14	$10
Repayment of convertible notes	(394)	(420)
Short-term bank credit, net	(275)	-
Repayments of long-term loans	(852)	(166)

Net cash used in financing activities	(1,507)	(576)

Effect of exchange rate changes on cash and cash equivalents	102	(79)

Increase (decrease) in cash and cash equivalents	(11,124)	4,637
Cash and cash equivalents at the beginning of the period	57,238	122,672

Cash and cash equivalents at the end of the period	$46,114	$127,309

Supplementary cash flow activities:
(1) Cash paid during the period for:
Interest	$541	$608
Income taxes	$784	$173

(2) Non-cash transactions-
Conversion of long-term convertible subordinated notes to ordinary shares	$9	$1

Classification from inventories to property and equipment	$585	$1,021

Classification from property and equipment to inventories	$78	$214

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

Six months
ended June 30,
2011
(a) Payment for the acquisition of Cicat (see also Note 1e):

Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

Working capital (excluding cash and cash equivalents)	$226
Property and equipment, net	42
Intangible assets	720
Goodwill	1,890
Other non-current assets	209
Long-term liabilities	(398)
Contingent consideration	(822)

$1,867

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL

a.	Organization:

Gilat Satellite Networks Ltd. (the "Company" or "Gilat") and its subsidiaries (the "Group") is a global provider of Internet Protocol, or IP, based digital satellite communication and networking products and services. The Group designs, produces and markets VSATs, or very small aperture terminals, and related VSAT network equipment. VSATs are earth based terminals that transmit and receive broadband, Internet, voice, data and video via satellite. VSAT networks combine a large central earth station, called a hub, with multiple remote sites (ranging from tens to thousands of sites), which communicate via satellite. In addition, following the acquisition of Raysat Antenna Systems ("RAS") (see also Note 1c) on July 1, 2010, the group develops and provides Satcom On The Move antenna solutions and following the acquisition of Wavestream (see also Note 1d) on November 29, 2010, the Group develops and designs high power solid state amplifiers (SSPA) for military and commercial broadband communications, radar and imaging.

Gilat was incorporated in Israel in 1987 and launched its first generation VSAT in 1989.

For a description of principal markets and customers, see Note 8.

Starting 2010 and following the acquisition of Wavestream the Group operates four complementary, operational and reportable segments:

                                         •     Gilat worldwide which is comprised of two reportable segments:

o
Gilat International (previously known as Gilat Network Systems or “GNS”), a provider of VSAT-based networks and associated professional services, including turnkey and management services, to telecom operators worldwide. Since the acquisition of RAS during 2010, Gilat International is also a provider of low-profile antennas, used for satellite-on-the-move communications (Satcom-OnThe-Move) antenna solutions, and

o
Gilat Peru & Colombia (previously known as Spacenet Rural Communications or "SRC" segment), a provider of telephony, Internet and data services primarily for rural communities in Peru and Colombia under projects that are subsidized by government entities.

                                         •     Spacenet Inc. ("Spacenet"), a provider of satellite network services to enterprises, small office/home office ("SOHOs") and residential customers in the U.S.

•
Wavestream Corp. ("Wavestream"), a provider of high power solid state amplifiers (SSPA) Block Upconverters (BUCs) with field-proven, high performance solutions designed for mobile and fixed satellite communication (SATCOM) systems worldwide, primarily in the defense market. Wavestream is currently concentrated on sales to government defense agencies which accounts for most of its revenues, mainly the U.S. Department of Defense, pursuant to contracts awarded to system integrators under defense-related programs.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL (Cont.)

b.	Aborted Agreement and Plan of Merger (the "Agreement and Plan of Merger"):

On March 31, 2008 the Company announced the signing of an Agreement and Plan of Merger to be acquired for an aggregate value of $ 475,000 in an all cash transaction by a consortium of private equity investors. The closing of the transaction was subject to shareholders' approval, certain regulatory approvals and other customary closing conditions.

On August 5, 2008 the Company informed the consortium that all conditions precedent to closing had been met. On August 29, 2008, the Company notified the consortium that it was terminating the Agreement and Plan of Merger citing the consortium's intentional breach of the merger agreement and failure to close the merger transaction within the extended time period established to complete the transaction.

The definitive agreement provided for a termination fee in the amount of approximately $ 47,500 payable to the Company, and the Company sued the consortium members for this amount. In August 2010, the Company signed settlement agreements with each of the consortium members. Under the terms of the settlement agreements, Gilat will receive an aggregate amount of approximately $ 20,000, of which over half was received prior to October 1, 2010, and the remainder is be paid in annual installments ending in October 2013. The settlement agreements were reached as part of mediation proceedings that began in 2009.

c.	Business combination - acquisition of RAS:

In March 2010 and in April 2010, the Company entered into definitive agreements to acquire all of the units of Raysat Antenna Systems ("RAS LLC"), a provider of Satcom On The Move antenna solutions, and all of the shares of RaySat BG ("Raysat BG"), a Bulgarian research and development center for total consideration of $ 25,200 and $ 3,300 respectively, in cash. During July and August 2010, the Company closed the acquisitions of both entities. In conjunction with these transactions, the Company also acquired patents and marketing rights in the field of two-way SatCom on the Move antennas in the amount of $ 2,500.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition amounting to $ 20,162 was attributable to goodwill of which approximately $ 13,500 was allocated to the Spacenet segment and the remainder amounting to $ 6,662 was allocated to the Gilat International segment.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL (Cont.)

The goodwill from these acquisitions relates to additional capabilities of the Group to expand its product and technology offering, to augment capabilities of current products and the ability to enter new markets. Of such goodwill, $ 10,800 is deductible for tax purposes.

Technology, customer relationships and backlog deriving from acquisitions in the total amount of $ 9,333 are being amortized at an annual weighted average of approximately 8 years.

In process research and development deriving from the acquisition in the amount of $ 445 represents incomplete research and development projects that did not reach technological feasibility on the date of the acquisition.  Upon completion of development, the acquired in process research and development will be considered finite-lived assets and will be amortized accordingly at an annual weighted average of 9.5 years.

Under the purchase method of accounting the purchase price was allocated to the acquired identifiable intangible assets and liabilities assumed based upon their estimated fair values as follows:

Cash	$1,396
Other current assets	3,140
Non-current assets	2,144
Property and equipment	3,147
Intangible assets:
Technology	7,963
Customer relationships	1,279
Backlog	91
In process research and development	445
Goodwill	20,162
Current liabilities	(7,867)
Long-term liabilities	(3,437)

Net assets acquired	$28,463

d.	Business combination - acquisition of Wavestream:

On November 29, 2010 the Group completed the acquisition of all of the outstanding shares of Wavestream, a provider of high power solid state amplifiers.

Wavestream was acquired for approximately $ 135,000 out of which $ 2,500 represented the fair value of the potential contingent consideration according to the Company's management estimation and was accrued in the Group's financial statements. The contingent consideration may earn out up to $ 6,800 and is based on the revenues target of Wavestream for 2011. The Company classified the contingent considerations as a liability as of the date of the transaction.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL (Cont.)

Following lower revenues derived from Wavestream during the second quarter of 2011 compared to the original expected revenues and the revenues target for the entire year 2011, the Company determined the fair value of the contingent consideration was nil. The changes in the contingent consideration fair value were recognized as earnings and were recorded as other income in the condensed interim consolidated statements of operations.

The excess of total acquisition costs over the fair value of net tangible and identifiable intangible assets on acquisition amounting to $ 85,920 and was attributed to goodwill and was allocated in its entirety to the Wavestream segment. This amount of goodwill is not deductible for tax purposes.

In April 2011, the Company received $436 in cash as part of a working capital adjustment pursuant to the acquisition agreement. As a result, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date and adjusted the goodwill balance.

The goodwill recorded from this acquisition is attributable to the additional capabilities of the Group to expand its products and technology offerings, to augment the capabilities of its current products and the ability to enter the military and defense markets.

Technology, customer relationships and backlog in the amount of $ 43,568 are being amortized at an annual weighted average of 7.5 years.

The following table summarizes the estimated fair values of the assets of Wavestream assets that were acquired and the liabilities assumed and related deferred income taxes as of the acquisition date, considering the working capital adjustment to the purchase price as mentioned above:

Cash	$5,873
Other current assets	18,425
Non-current assets	355
Property and equipment	3,513
Intangible assets:
Technology	40,040
Customer relationships	3,187
Backlog	341
Goodwill*	85,484
Current liabilities	(13,609)
Long-term liabilities **)	(9,097)

Net assets acquired	$134,512

*) Goodwill amount was adjusted by $ 436 as a result of a working capital adjustment - see above.

**) Mainly attributed to deferred tax liabilities.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL (Cont.)

Subsequent to December 31, 2010 the Company identified certain indicators that may affect the carrying value of goodwill and\or other intangibles assets attributed to Wavestream. The main identified indicator was lower revenues during the second quarter of 2011 compared to the original expected revenues. As a result of the indicator mentioned above, the goodwill was tested for impairment as of June 30, 2011 in accordance to ASC 350 requirements. The fair value of Wavestream was determined using anticipated discounted cash flows for the upcoming years relying on management’s expectations. Based on the impairment analysis the Company concluded that no impairment to Wavestream’s goodwill or other intangibles assets was required as of June 30, 2011.

e.	Business combination - acquisition of Cicat Networks Inc, ("Cicat"):

On April 13, 2011 the Group completed the acquisition of all of the outstanding shares of Cicat, a provider of terrestrial access and network services to enterprises with multi-site locations. The Cicat operation is attributed to the Spacenet segment.

Cicat was acquired for approximately $ 2,823 out of which $ 822 represents the fair value of the potential contingent consideration according to the estimation of the Company's management and was accrued in the Group's financial statements. The nominal value of the contingent earn out consideration is up to $ 1,170 and is based on an agreed upon revenues target for Cicat during 2011-2013. The Company classified the contingent considerations as a liability as of the date of the transaction.

The derived goodwill from this acquisition is attributable to the additional capabilities of the Group to expand its services, abilities offerings and to establish relationships with key partners. The goodwill was allocated in its entirety to the Spacenet segment.

Customer relationships and backlog in the amount of $ 720 are being amortized at an annual weighted average of 7.8 years.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:         GENERAL (Cont.)

The following table summarizes the estimated fair values of Cicat's assets acquired and liabilities assumed and related deferred income taxes as of the acquisition date:

Cash	$134
Other current assets	1,301
Non-current assets	209
Property and equipment	42
Intangible assets:
Customer relationships	626
Backlog	94
Goodwill	1,890
Current liabilities	(1,075)
Long-term liabilities	(398)

Net assets acquired	$2,823

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

a.
The significant accounting policies applied in the financial statements of the Company as of December 31, 2010, are applied consistently in these financial statements (please also see Note 2 d. – “Accounting Standards Adopted for the first time”).

b.	Fair value of financial instruments:

The following methods and assumptions were used by the Group in estimating their fair value disclosures for financial instruments:

The carrying amounts of cash and cash equivalents, short term bank deposits, short-term restricted cash, restricted cash held by trustees, trade receivables, short-term bank credit and trade payables approximate their fair value due to the short-term maturity of such instruments.

The carrying amounts of the Group's long-term borrowing arrangements, long-term trade receivables and long-term restricted cash approximate their fair value. The fair value was estimated using discounted cash flow analysis, based on the Group's incremental borrowing rates for similar borrowing or investing arrangements.

The fair value of the convertible subordinated notes was determined based on management estimates that incorporate the estimated market participant expectations of future cash flow. As of June 30, 2011 and December 31, 2010, the Company's convertible subordinated notes estimated fair value was $ 13,987 and $ 14,043, respectively.

c.	Principles of consolidation:

The Company applies the provisions of ASC 810 "Consolidation" ("ASC 810") which provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interests and results of activities of a VIE in its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

As more fully described in the Company's annual financial statements as of December 31, 2010 issued on April 12, 2011, most of the activity of Gilat Colombia in Colombia consists of operating subsidized projects for the government (the "Compartel Projects"). The Compartel Projects were awarded to Gilat's Colombian subsidiaries in 1999 and 2002. As required by the Compartel Projects' bid documents, the Group established trusts  (the "Trusts") and entered into governing Trust Agreements (one for each project awarded) (collectively, the "Trust Agreements"). The Trusts were established for the purpose of holding the network equipment, processing payments to subcontractors, and holding the funds received through the subsidy ("the Subsidy") until they are released in accordance with the terms of the Subsidy and paid to the Group. The Trusts are a mechanism to allow the Government to review amounts to be paid with the Subsidy and verify that such funds are used in accordance with the transaction document of the project and the terms of the Subsidy. The Group generates revenues from the subsidy, as well as from the use of the network that the Group operates.

The Trusts are considered VIEs and the Group is identified as the primary beneficiary of the Trusts.

Under ASC 810 the Company performs ongoing reassessments of whether it is the primary beneficiary of a variable interest entity. As the Company's management assessment provides that the Company has the power to direct the activities of a VIE that most significantly impact the VIE’s activities (it is responsible for establishing and operating the networks), and the obligation to absorb losses of the VIE that could potentially be significant to the VIE and the right to receive benefits from the VIE that could potentially be significant to the VIE economic performance, it was therefore concluded by management that the Company is the primary beneficiary of the Trusts.  As such, the Trusts were consolidated in the financial statements of the Company since their inception.

As of June 30, 2011 and December 31, 2010, the Trust's total assets, classified as "Restricted cash held by trustees" and total liabilities, classified as "Short-term advances from customers held by trustees" consolidated within the financial statements of the Company amounted to $ 0 and $ 1,004, respectively.

d.	Accounting Standards Adopted for the first time:

In October 2009, the FASB issued Accounting Standards Update (‘‘ASU’’) No. 2009-13, ‘‘Multiple-Deliverable Revenue Arrangements’’ (‘‘ASU 2009-13’’). The new standard changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable to be based on the relative selling price.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

The Company adopted this standard as of the beginning of fiscal year 2011 on a prospective basis for new and materially modified deals originating after January 1, 2011; the effect of the adoption of the new standard on the financial results of the Company for the six months ended June 30, 2011, were immaterial. The Company is not able to reasonably estimate the effect of adopting this standard on future financial periods as the impact will vary based on the nature and volume of new or materially modified deals in any given period.

For 2011 and future periods, pursuant to the guidance of ASU 2009-13, when a sales arrangement contains multiple elements, such as equipment and services,  the Company allocates revenues to each element based on a selling price hierarchy. The selling price for a deliverable is based on its vendor specific objective evidence (‘‘VSOE’’) if available, third party evidence (‘‘TPE’’) if VSOE is not available, or estimated selling price (‘‘ESP’’) if neither VSOE nor TPE is available. In multiple element arrangements, revenues are allocated to each separate unit of accounting for each of the deliverables using the relative selling prices of each of the deliverables in the arrangement based on the aforementioned selling price hierarchy.

e.	Impact of recently issued accounting standards:

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04), which is effective for annual reporting periods beginning after December 15, 2011. This guidance amends certain accounting and disclosure requirements related to fair value measurements. Additional disclosure requirements in the update include: (1) for Level 3 fair value measurements, quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements to changes in the unobservable inputs; (2) for an entity’s use of a nonfinancial asset that is different from the asset’s highest and best use, the reason for the difference; (3) for financial instruments not measured at fair value but for which disclosure of fair value is required, the fair value hierarchy level in which the fair value measurements were determined; and (4) the disclosure of all transfers between Level 1 and Level 2 of the fair value hierarchy. The Company is currently evaluating ASU 2011-04 and has not yet determined the impact that adoption will have on its consolidated financial statements.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:         SIGNIFICANT ACCOUNTING POLICIES

In June 2011, the FASB issued ASU 2011-05, “Comprehensive Income (Topic 220): Presentation of Comprehensive Income” (ASU 2011-05), which is effective for annual reporting periods beginning after December 15, 2011. Accordingly, the Company will adopt ASU 2011-05 on January 1, 2012. This guidance eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. In addition, items of other comprehensive income that are reclassified to profit or loss are required to be presented separately on the face of the financial statements. This guidance is intended to increase the prominence of other comprehensive income in financial statements by requiring that such amounts be presented either in a single continuous statement of income and comprehensive income or separately in consecutive statements of income and comprehensive income. The Company is currently evaluating the impact of the adoption of ASU 2011-05 on its consolidated financial position and results of operations.

NOTE 3:         UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These unaudited condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011.

The condensed consolidated balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited condensed interim financial statements should be read in conjunction with the Company's annual financial statements and accompanying notes as of December 31, 2010 included in the Company's Annual Report on Form 20-F, filed with the Securities Exchange Commission on April 12, 2011.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:         INVENTORIES

a.	Inventories are comprised of the following:

	June 30,	December 31,
	2011	2010
	Unaudited

Raw materials, parts and supplies	$11,609	$10,499
Work in progress	1,980	1,193
Finished products	16,090	17,920

	$29,679	$29,612

b.	Inventory write-offs for the six months ended June 30, 2011 and 2010, totaled $ 101 and, $ 169, respectively.

NOTE 5:         CONTINGENCIES

a.
In September 2003, Nova Mobilcom S.A. ("Mobilcom"), filed a lawsuit against Gilat do Brasil for specific performance of a Memorandum of Understandings which provided for the sale of Gilat do Brasil, and specifically the GESAC project, a government education project awarded to Gilat do Brazil, to Mobilcom for an unspecified amount. The court ruled the case in favor of Gilat. Nova Mobilcom has the right to file a motion for clarifications or an appeal to the State Court of Appeals. The Group does not believe that this claim has any merit and will vigorously defend itself against any motion or appeal, should they be presented.

b.
In 2003, the Brazilian tax authority filed a claim against a subsidiary of Spacenet in Brazil, for alleged taxes due of approximately $ 4,000. In January 2004 and December 2005, the subsidiary filed its administrative defense which was denied by the first and second level courts, respectively. In September 2006, the subsidiary filed an annulment action seeking judicial cancellation of the claim. In May 2009, the subsidiary received notice of the court's first level decision which cancelled a significant part of the claim but upheld two items of the assessment. Under this new decision, the subsidiary's liability was reduced to approximately $ 1,530. This decision has been appealed by both the subsidiary and the State tax authorities and is pending review by the São Paulo Court of Appeals. As of June 30, 2011, the subsidiary faces a tax exposure of approximately $ 10,900 (the amount has increased due to interest and exchange rate differences).

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:         CONTINGENCIES (Cont.)

c.
In November 2009, a lawsuit was filed in the Central District Court in Israel by eight individuals and Israeli companies against the Company, all of its directors and its 20% shareholder, York Capital Management, and its affiliates. The plaintiffs claim damages based on the amounts they would have been paid had a merger agreement signed on March 31, 2008 with a consortium of buyers closed. On October 24, 2010 the Group filed its defense. The lawsuit, seeking damages of approximately $ 12,400, is similar to the lawsuit and motion for its approval as a class action proceeding previously filed by the same group of Israeli shareholders in October 2008. The October 2008 lawsuit and motion were withdrawn by the plaintiffs in July 2009 at the recommendation of the Court, which questioned the basis for the lawsuit.

The Company and its independent legal counsel believe the claims are completely without merit, and that the lawsuit is without basis. The Company intends to use all legal means necessary to protect and defend the Company and its directors.

d.
In December 2010, a lawsuit was filed against the Group in the Superior Court in Orange County, California by STM Group Inc. and Emil Youssefzadeh claiming damages for tortuous interference with contract and defamation for alleged actions in Peru.  The complaint seeks damages of approximately $6,000 in connection with the contract claim by STM Group, an unstated amount by Mr. Youssefzadeh, and exemplary damages and costs. The action was removed to the US District Court for the Central District of California and in March 2011, the Group moved to dismiss the complaint on several grounds. The court granted the Group’s motion, and has filed an order to dismiss the case. The STM group has not appealed but may bring an action in Peru against the Group.

Although the Company's management believes the claims to be without merit, the Company's management cannot assess the likelihood of success of such legal proceedings in Peru. The Group intends to use all legal means necessary to protect and defend the Group.

e.
The Group has certain tax exposures in some of the jurisdictions in which it conducts business. Specifically, in certain jurisdictions in the United States and in Latin America the Group is in the midst of different stages of audits and has received certain tax assessments. The tax authorities in these and in other jurisdictions in which the Group operates as well as the Israeli Tax Authorities may raise additional claims, which might result in increased exposures and ultimately, payment of additional taxes.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 5:         CONTINGENCIES (Cont.)

f.
The Group has accrued $ 14,460 and $ 14,507 as of June 30, 2011 and December 31, 2010, respectively, for the expected implications of such legal and tax contingencies. These accruals are comprised of $ 12,739 and $ 12,309 of tax related accruals as of June 30, 2011 and December 31, 2010, respectively, and $ 1,721 and $ 2,198 of legal and other accruals as of June 30, 2011 and December 31, 2010, respectively. The accruals related to tax contingencies have been assessed by the Group's management based on the advice of outside legal and tax advisers. The total estimated exposure for the aforementioned tax related accruals is $ 24,330 and $ 22,871 as of June 30, 2011 and December 31, 2010, respectively. The estimated exposure for legal and other related accruals is $ 7,850 and $ 6,907 as of June 30, 2011 and December 31, 2010, respectively.

NOTE 6:         NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net income (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential ordinary shares considered outstanding during the period, in accordance with ASC 260, "Earning per Share" ("ASC 260")  (formerly: SFAS No. 128, "Earning per Share"). The total weighted average number of shares related to the outstanding options and RSUs excluded from the calculations of diluted net income (loss) per share, as they would have been anti-dilutive for all periods presented, was 3,964,880 and 5,657,966 for the six months ended June 30, 2011 and 2010, respectively.

The following table sets forth the computation of basic and diluted net income (loss) per share:

1.	Numerator:

	Six months ended June 30,
	2011	2010
	Unaudited

Numerator for basic and diluted net loss per share -
Net income (loss) available to Ordinary shareholders	$1,379	$(691)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 6:         NET INCOME (LOSS) PER SHARE (Cont.)

2.	Denominator (in thousands):

	Six months ended June 30,
	2011	2010
	Unaudited

Denominator for basic net income (loss) per share -
Weighted average number of shares	$40,807	$40,356
Add - employee stock options, RSUs and convertible notes	1,307	*) -

Denominator for diluted net income (loss) per share -
adjusted weighted average shares assuming exercise of options	$42,114	$40,356

*)	Anti-dilutive

NOTE 7:         HEDGING INSTRUMENTS

To protect against changes in value of forecasted foreign currency cash flows resulting from salaries and other payments that are denominated in NIS, the Company has entered into foreign currency forward contracts. These contracts are designated as cash flows hedges, as defined by ASC 815 (formerly SFAS No. 133), as amended, and are considered highly effective as hedges of these expenses.

During the six months ended June 30, 2011 and 2010, the Company recognized a net income of $ 486 and $ 501, respectively, related to the effective portion of its hedging instruments. The effective portion of the hedged instruments has been included as an offset of (addition to) payroll expenses and other operating expenses in the statement of operations. The ineffective portion of the hedged instrument amounted to $ 6 and $ 4 during the six months ended June 30, 2011 and 2010, respectively and has been recorded as a financial income (loss).

In accordance with ASC 820, foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The fair value of the hedging instruments as of June 30, 2011 constituted an asset of approximately $ 103, included as part of other current liabilities. As of December 31, 2010 there were no hedging instruments in the balance sheet. The term of all of these instruments as of June 30, 2011 is less than one year.

As of June 30, 2011, the Company expected to reclassify $ 103 of net income on derivative instruments from accumulated other comprehensive income to earnings during the following six months.

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:         CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION

The Group applies ASC 280, "Segment Reporting" ("ASC 280") (formerly: SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information").

a.	Revenues by geographic areas:

Following is a summary of revenues by geographic areas. Revenues attributed to geographic areas, based on the location of the end customers, and in accordance with ASC 280, are as follows:

	Six months ended
	June 30,
	2011	2010
	Unaudited

United States	$82,409	$35,375
South America and Central America (without Colombia)	28,641	32,548
Asia	21,951	16,946
Colombia	13,373	9,163
Africa	5,735	10,454
Europe	9,626	4,417

	$161,735	$108,903

b.	One major customer accounted for 11% of total consolidated revenues for the six months ended June 30, 2011.

During the six months ended June 30, 2010, the Company did not have any customers with revenues exceeding 10% of its total revenues.

c.	The Group's long-lived assets are located as follows:

	June 30,	December 31,
	2011	2010
	Unaudited

Israel	$72,891	$74,268
United States	5,491	5,977
Latin America	13,246	14,025
Europe	9,079	8,959
Other	266	261

	$100,973	$103,490

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 8:         CUSTOMERS, GEOGRAPHIC AND SEGMENTS INFORMATION (Cont.)

d.	Information on operating segments: see Note 1a.

e.	Information on the reportable segments:

1.	The measurement of the reportable operating segments is based on the same accounting principles applied in these financial statements.

2.	When reported by segment, the results of Gilat Worldwide (consisting of Gilat International and Gilat Peru & Colombia), Spacenet and Wavestream are presented based upon intercompany transfer prices.

3.	Financial data relating to reportable operating segments:

	Six months ended June 30, 2011 (unaudited)
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc	Wavestream	Consolidation	Total
Revenue:
External revenue	$56,613	$19,988	$56,967	$28,167	$-	$161,735
Internal revenue	12,199	55	2	309	(12,565)	-

	$68,812	$20,043	$56,969	$28,476	$(12,565)	$161,735

Financial income (expenses), net	$1,452	$(505)	$(1,585)	$(99)	$-	$(737)

Income (loss) before taxes on income	$(1,759)	$889	$(178)	$1,195	$1,876	$2,023

Taxes on income (tax benefit)	$219	$(4)	$(31)	$460	$-	$644

	Six months ended June 30, 2010 (unaudited)
	Gilat Worldwide
	Gilat International	Gilat Peru & Colombia	Spacenet Inc.	Consolidation	Total
Revenues:
External revenues	$55,791	$17,818	$35,294	$-	$108,903
Internal revenues	4,564	-	-	(4,564)	-

	$60,355	$17,818	$35,294	$(4,564)	$108,903

Financial income (expenses), net	$5	$(356)	$361	$-	$10

Income (loss) before taxes on income	$985	$1,463	$(4,676)	$885	$(1,343)

Tax benefit	$(652)	$-	$-	$-	$(652)

GILAT SATELLITE NETWORKS LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 9:        SELECTED STATEMENTS OF OPERATIONS DATA

Other income is comprised of the following:

June 30,
2011
Unaudited

Adjustments to the fair value of the contingent consideration (Also refer to note 1d)	$2,539
Other	(713)
$1,826

NOTE 10:     INCOME TAXES

Taxes on income during the six months ended June 30, 2011 principally related to the decrease in Wavestream's deferred tax assets partially offset by a decrease in Wavestream's deferred tax liabilities with respect to the intangible assets that were amortized during the period.

The tax benefit recorded for the six month period ended June 30, 2010 was derived mainly from tax refunds received from one of the Group's subsidiaries for the years 2008 and 2007.

ITEM 2

SELECTED CONSOLIDATED FINANCIAL DATA

The consolidated statement of operations data for the six month periods ended June 30, 2011 and 2010 and the consolidated balance sheet data at June 30, 2011 and December 31, 2010 are derived from unaudited condensed interim consolidated financial statements which, in our opinion, reflect all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of our financial position and results of operation for such periods. The results of operations for the six months ended June 30, 2011 are not necessarily indicative of results to be expected for any future period. The selected consolidated financial data set forth below should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements with respect to the three years ended December 31, 2010 and as at December 31, 2010 and 2009 included in our Annual Report on Form 20-F for the year ended December 31, 2010.

	Six months ended June 30,
	2011	2010
	U.S. dollars in thousands (except share and per share data)

Statement of Operations Data:
Revenues:
Products	$98,808	$52,554
Services	62,927	56,349
	161,735	108,903
Cost of revenues:
Products	55,016	27,640
Services	48,239	44,773
	103,255	72,413
Gross profit	58,480	36,490
Operating expenses:
Research and development expenses, net	15,991	7,987
Selling and marketing expenses	23,199	15,963
General and administrative expenses	18,100	13,893
Costs related to acquisition transactions	256	-
Operating income (loss)	934	(1,353)
Financial income (expenses), net	(737)	10
Other income net	1,826	-
Income (loss) before taxes on income	2,023	(1,343)
Taxes on income (tax benefit)	644	(652)
Net income (loss)	$1,379	$(691)
Net earnings (loss) per share:
Basic	0.03	(0.02)
Diluted	0.03	(0.02)
Weighted average number of shares used in computing net earnings (loss) per share:
Basic	40,807,338	40,356,235
Diluted	42,113,951	40,356,235

	June 30, 2011	December 31, 2010
	U.S. dollars in thousands
Balance Sheet Data:
Working capital	$71,043	$78,808
Total assets	455,595	455,378
Short-term bank credit and current maturities of long-term debt	7,310	4,315
Convertible subordinated notes	14,374	14,379
Other long-term liabilities	85,003	89,034
Shareholders’ equity	$266,418	$264,113

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Six Months Ended June 30, 2011 Compared to Six Months Ended June 30, 2010

Revenues
Revenues for the six months ended June 30, 2011 and 2010 for our four reportable segments were as follows:

	Six months ended			Six months ended
	June 30,			June 30,
	2011	2010	Percentage	2011	2010
	U.S. dollars in thousands		change	Percentage of revenues

Gilat Worldwide
Gilat International
Equipment	$58,556	$51,782	13.1%	36.2%	47.5%
Services	10,256	8,573	19.6%	6.3%	7.9%
	68,812	60,355	14.0%	42.5%	55.4%
Gilat Peru & Colombia
Equipment	84	43	95.3%	0.1%	0.0%
Services	19,959	17,775	12.3%	12.3%	16.3%
	20,043	17,818	12.5%	12.4%	16.3%
Spacenet Inc.
Equipment	24,257	5,293	358.3%	15.0%	4.9%
Services	32,712	30,001	9.0%	20.2%	27.5%
	56,969	35,294	61.4%	35.2%	32.4%
Wavestream
Equipment	28,476	-	-%	17.6%	0.0%
Services	-	-	-%	0.0%	0.0%
	28,476	-	-%	17.6%	0.0%
Intercompany Adjustments
Equipment	(12,565)	(4,564)	175.3%	(7.8)%	(4.2)%
Services	-	-	-%	0.0%	0.0%
	(12,565)	(4,564)	175.3%	(7.8)%	(4.2)%
Total
Equipment	98,808	52,554	88.0%	61.1%	48.3%
Services	62,927	56,349	11.7%	38.9%	51.7%
Total	$161,735	$108,903	48.5%	100.0%	100.0%

Revenues for the six months ended June 30, 2011 increased by 48.5% compared to the same period in 2010, primarily as a result of an increase in equipment revenues to $98.8 million for the six months ended June 30, 2011 from $52.6 million in the six months ended June 30, 2010. The increase is primarily attributable to revenues derived from Wavestream, which we acquired at the end of 2010 and to the higher level of revenues by Spacenet mainly as a result of network rollouts in connection with Spacenet’s recent awards to provide equipment and services to lottery operators. In addition, Gilat International’s revenues have increased as well, mainly due to the recent award of the National Broadband Networks (NBN) project in Australia and to the sales of Raysat Antenna Systems (RAS) products.

Gross profit

Our gross profit margin increased to approximately 36% in the six month period ended June 30, 2011 from 33% in the same period of 2010.  Our gross profit margin varies, based on the region and the type of transaction. The improvement in our gross profit margin is attributable mainly to the higher level of revenues and specifically to the higher level of revenues from sale of equipment, which typically carry higher margin levels, by both Wavestream and Spacenet. The gross profit margin increase was partially offset by a higher level of amortization expenses of approximately $3.8 million related to the intangible assets recorded in connection with the acquisitions of Wavestream and RAS.

Research and Development Expenses

Our research and development expenses are incurred by our Gilat International and Wavestream segments. Net research and development expenses increased by approximately $8 million in the six months ended June 30, 2011 compared to the same period in 2010. The increase in research and development expenses is mainly attributable to the acquisitions of Wavestream and RAS in 2010.  Both Wavestream and RAS offer very specialized and advanced products that require a relatively high level of research and development expenses. Research and development expenses also increased as a result of increased spending to support our strategy to develop new products for the defense markets and to enhance our current product offering for other commercial markets. The increase in our gross expenses was partially offset by a higher level of research and development grants of approximately $0.3 million due to the initiation of a new project in the six months ended June 30, 2011.

Selling and Marketing Expenses

Selling and marketing expenses increased by approximately $7.2 million in the six months ended June 30, 2011, compared to the same period in 2010. This increase is attributable mainly to the consolidation of Wavestream and RAS. Selling and marketing expenses also increased due to higher levels of variable expenses related to higher levels of revenues and bookings compared to the same period in 2010. In addition, during the six months ended June 30, 2011 we increased our headcount and our expenses to support our strategy of entering into new markets and strengthening our position in existing ones.

General and Administrative Expenses

General and administrative expenses increased by approximately $4.2 million in the six months ended June 30, 2011, compared to the same period in 2010. The increase is primarily attributable to to head count related expenses, rent expenses and depreciation expenses associated with the consolidation of Wavestream and RAS.

Financial Income (Expenses), Net

In the six months ended June 30, 2011, our financial expenses were approximately $0.7 million compared to break even in the same period of 2010. The increase in our financial expenses is primarily due to interest expenses deriving from the 4.77% annual interest rate on the $40 million long term loan we obtained at the end of 2010. In addition, our lower cash balance following the acquisitions of Wavestream and RAS generated a lower level of interest income.

Other Income, Net

 Our other income in the six months ended June 30, 2011 was mainly derived from the reversal of an earn-out liability related to the Wavestream acquisition. This reversal was made since we believe that the revenues target on which the earn-out depends, will not be achieved and as such the earn out payment will not be paid by us.

Taxes on Income

Taxes on income are dependent upon where our profit is generated. Taxes on income in the six months ended June 30, 2011 were approximately $0.6 million compared to tax benefits of approximately $0.7 million in the same period in 2010. The increase in taxes on income is mainly due to the decrease in Wavestream's deferred tax assets, which was partially offset by a decrease in Wavestream's deferred tax liabilities. These deferred tax assets and liabilities relate to Wavestream’s acquired intangible assets.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first six months of 2011, the rate of inflation in Israel was 2.2% and the U.S. dollar depreciated in relation to the NIS at a rate of 3.78%, from NIS 3.549 per $1 on December 31, 2010 to NIS 3.415 per $1 on June 30, 2011. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2011 and 2010, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to US dollar exchange rate exposures.

Regarding the changes in the value of other foreign currencies in relation to the U.S. dollar, our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during 2011 and 2010. This is due to heavy fluctuations in currencies in certain regions of Latin America in which we do business. There can be no assurance that in the future our results of operations may not be materially adversely affected by other currency fluctuations.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products (i.e. the volume of sales of remote terminals versus hub equipment), sale prices and production costs, as well as entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous remote terminals and related hub equipment, which carry varying sales prices and margins. In addition, our revenues and profitability may vary from quarter to quarter as a result of the consolidation of newly acquired companies and businesses. The consolidation of the revenues of Wavestream and Raysat Antenna Systems in the first six months of 2011 significantly increased our revenues compared to the comparable period in 2010. Although Wavestream was a principal contributor to the growth in our revenues in 2011, during the period we identified certain indicators that may affect the carrying value of the goodwill and\or other intangibles assets attributed to Wavestream. The main identified indicator was lower revenues during the second quarter of 2011 compared to the original expected revenues. As a result of the indicator mentioned above, the goodwill was tested for impairment as of June 30, 2011 in accordance to ASC 350, "Intangibles - Goodwill and Other" requirements. Based on the impairment analysis the Company concluded that no impairment to Wavestream’s goodwill or other intangibles assets was required as of June 30, 2011.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (i.e. space segment, lease payments), and adjusting the expenses in cases where revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Our business historically has not been affected by seasonal variations.

Liquidity and Capital Resources

Since inception, our financing requirements have been met through cash from funds generated by operating activities, private equity investments, public offerings, issuances of convertible notes, bank loans, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2011, we had cash and cash equivalents of $46.1 million and short-term and long-term restricted cash of $6.6 million. As of December 31, 2010, we had cash and cash equivalents of $57.2 million, short-term and long-term restricted cash of $8.4 million and short-term and short-term restricted cash held in trustees' accounts of $1.0 million.

As of June 30, 2011, our accumulated debt was approximately $62.9 million comprised mainly of a long-term loan of $40 million and convertible subordinates notes of approximately $14.8 million. Of such debt, $4 million is payable in January 2012 and $14.4 million is payable in October 2012.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2011	2010
	US Dollars in thousands
Net cash provided by (used in) operating activities	$(8,358)	$8,280
Net cash used in investing activities	(1,361)	(2,988)
Net cash used in financing activities	(1,507)	(576)
Effect of exchange rate changes on cash and cash equivalents	102	(79)
Net increase (decrease) in cash and cash equivalents	(11,124)	4,637
Cash and cash equivalents at beginning of the period	57,238	122,672
Cash and cash equivalents at end of the period	$46,114	$127,309

Our cash and cash equivalents decreased by approximately $11.1 million during the six months ended June 30, 2011 as a result of the following:

Operating activities - Cash used in operating activities for the six months ended June 30, 2011 was approximately $8.4 million compared to cash provided by operating activities of approximately $8.3 million in the same period previous year. During the six months ended June 30, 2011, the increase in revenues was supported by a higher level of working capital requirements, mostly in connection with our recent project awards of Spacenet. This increase is reflected by the increase of $12.5 million in our long term receivables.

Investing activities - In the six month period ending June 30, 2011, cash used in investing activities was approximately $1.4 million, mainly in investments in restricted cash of approximately $12.1 million, purchase of property and equipment of approximately $3.9 and acquisition of a subsidiary of approximately $1.9 million. The above was offset by proceeds from restricted cash of approximately $14.1 million, proceeds from restricted cash held by trustees of approximately $1.0 million and proceeds from working capital adjustment to the subsidiary purchase price of approximately $1.5 million.

Financing activities - Cash used in financing activities was approximately $1.5 million, primarily from the payment of our long term loan and convertible subordinated notes.

Our cash and cash equivalents increased by approximately $4.6 million during the six months ended June 30, 2010 as a result of the following:

Operating activities - Cash provided by operating activities was approximately $8.3 million mainly due to a decrease in accrued expenses and other accounts payable and other long-term liabilities and an increase in inventories and other assets of approximately $3.9. The above was offset by an increase in advances from customers, held by trustees and a decrease in trade receivables of approximately $6.1 million.

Investing activities - Cash used in investing activities was approximately $3.0 million, mainly in investments in restricted cash held by trustees of approximately $11.1 million, purchase of available for sale marketable securities of approximately $4.8 million and purchase of property and equipment of approximately $3.7. The above was offset by net proceeds from held to maturity marketable securities and short term deposits of approximately $9.2 million, proceeds from restricted cash held by trustees of approximately $6.6 million and from proceeds from other restricted cash of approximately $1.3 million.

Financing activities - Cash used in financing activities was approximately $0.6 million, primarily from the payment of our long term loan and convertible subordinated notes.

Subsequent Events and Significant Cash Transactions

N/A